Exhibit 99.1

Bioceres Crop Solutions

Fiscal **Fourth Quarter & Full Year 2026**

Financial and Operating Results

September 2026

Bioceres Crop Solutions

Bioceres Crop Solutions Reports

Fiscal Fourth Quarter and Full-Year 2026

Financial and Operating Results

Total revenues were $55.9 million in 4Q26 and $238.3 million in FY26

ROSARIO, Argentina – September 14, 2026 – Bioceres Crop Solutions Corp. (Bioceres) (NASDAQ: BIOX), a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change, announced financial results for the fiscal fourth quarter ended June 30, 2026. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (YoY), unless otherwise noted.

Presentation of Results

In January 2026, the Company’s Pro Farm Group (PFG) business was subject to a foreclosure auction. For accounting purposes, PFG has been classified as discontinued operations. The Company disputes the acceleration of the relevant notes and the foreclosure process, which remain subject to ongoing legal proceedings. Accordingly, unless otherwise indicated, the financial results discussed below reflect the Company’s continuing operations for all periods presented, and prior-year amounts have been recast to exclude the PFG business.

Financial & Business Highlights

●	Revenues were $55.9 million in 4Q26, broadly stable year-over-year, as 36% growth in Crop Nutrition offset lower Crop Protection revenues and the impact of the Seeds business reconfiguration. FY26 revenues were $238.3 million, down 18%, with approximately half of the decline attributable to the now substantially completed reconfiguration of the Seeds business and the associated reduction in HB4-related activities.

●	Gross profit was $12.7 million in 4Q26, compared to $13.6 million in 4Q25, including a $4.0 million non-recurring inventory adjustment arising from an updated assessment of inventory obsolescence. The impact of this adjustment masked improved performance across several core product categories during the quarter. For FY26, gross profit was $82.9 million, down 21%, with improved performance in several core product categories offset by lower contribution from inoculants and higher inventory obsolescence charges.

●	SG&A expenses declined by $4.9 million in 4Q26, a 19% year over year reduction, and $22.5 million in FY26 — representing a 24% reduction versus the previous fiscal year. These reductions reflect the cumulative impact of the cost actions implemented during the year.

●	Net loss from continuing operations improved to $31.8 million in 4Q26 from $54.4 million in 4Q25, while Adjusted EBITDA[1] improved $10.1 million from negative $9.6 million to positive $0.6 million, mainly supported by the materially lower operating expense base. For FY26, net loss from continuing operations was $54.4 million compared to $49.1 million in FY25, while Adjusted EBITDA was $25.5 million compared to $28.9 million

1 Please refer to the “Use of non IFRS financial information” section at this end of this document on our use of Adjusted EBITDA and its reconciliation to the most comparable IFRS financial measure.

2	BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2026

Bioceres Crop Solutions

Management Review

Mr. Federico Trucco, Bioceres’ Chief Executive Officer, commented: “Fiscal 2026 was a challenging year for Bioceres, marked by the ongoing litigation with certain of our creditors and the resulting business consequences, as we have discussed in our previous reports. Against that backdrop, our priorities have been to focus the business on our core capabilities, reduce our cost structure and strengthen operating discipline. Fourth-quarter results provide encouraging evidence of progress. Revenues from continuing operations were broadly stable year-over-year, with improved performance across several of our core product categories. At the same time, the cost actions implemented throughout the year resulted in a materially lower expense base, allowing us to return to positive Adjusted EBITDA.

“We have now substantially completed the nearly two-year reconfiguration of our Seed business and concluded an external strategic assessment of our continuing operations. That work has provided a clear roadmap for the next phase of the business, including rationalizing our portfolio and go-to market channels, revisiting some of our commercial policies and strategic relationships and re-aligning our R&D&R investments with defined financial objectives, while continuing to explore further efficiencies on the OPEX front.

“These actions are also beginning to translate into improved portfolio profitability, although the benefits are not yet fully reflected in reported gross margin as we work through the portfolio and commercial transitions described above. The performance of several of our core product categories gives us confidence in the direction of these initiatives and their potential to support stronger and more consistent profitability.

“As we enter fiscal 2027, our focus remains on improving the performance and cash generation of our continuing businesses, maintaining cost and working-capital discipline, and actively addressing the Company’s capital structure and liquidity position. We believe the actions taken during fiscal 2026 have established a more focused operating base from which to move forward.”

Key Financial Metrics
Table 1: 4Q26 & FY26 Key Financial Metrics

(In millions of U.S. dollars)	4Q25	4Q26	%CHANGE	FY25	FY26	%CHANGE
Revenue by Segment
Crop Protection	29.8	27.7	-7%	147.1	123.7	-16%
Seed and Integrated Products	8.4	4.8	-43%	63.9	37.7	-41%
Crop Nutrition	17.3	23.5	36%	78.5	77.0	-2%
Total Revenue	55.4	55.9	1%	289.4	238.3	-18%
Gross Profit	13.6	12.7	-6%	105.0	82.9	-21%
Gross Margin	24.6%	22.8%	-178 bps	36.3%	34.8%	-151 bps
Operating Expenses	28.5	23.9	16%	103.2	82.3	20%

3	BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2026

Bioceres Crop Solutions

	4Q25	4Q26	%CHANGE	FY25	FY26
GAAP Net income or loss	(54.4)	(31.8)	42%	(49.1)	(54.4)	-11%
Adjusted EBITDA	(9.6)	0.6	106%	28.9	25.5	-12%

4Q26 & FY26 Summary:

Revenues from continuing operations were $55.9 million in 4Q26, broadly unchanged from the prior-year quarter, as growth in Crop Nutrition offset lower Crop Protection revenues and the impact of the Seeds business reconfiguration. Gross profit was $12.7 million compared to $13.6 million in 4Q25, as improved performance across several core product categories was offset by higher inventory obsolescence charges.

SG&A expenses declined 19% in the quarter, reflecting reductions in both fixed and variable expenses following cost actions implemented throughout the year. Net loss from continuing operations improved to $31.8 million from $54.4 million in 4Q25, while Adjusted EBITDA improved to $0.6 million from negative $9.6 million.

For FY26, revenues from continuing operations were $238.3 million, down 18%, with approximately half of the decline attributable to the reduction in Seeds and HB4-related activities. Gross profit declined 21% to $82.9 million, with the largest decline in Crop Nutrition, reflecting a lower contribution from the Syngenta agreement, partially offset by improved contribution from microbeaded fertilizers. SG&A expenses declined 24% to $71.2 million, outpacing the reduction in revenues and reflecting the cost actions implemented during the year. Net loss from continuing operations was $54.4 million compared to $49.1 million in FY25, while Adjusted EBITDA was $25.5 million compared to $28.9 million.

Fourth Quarter and Full-Year 2026 Financial Results

Revenues

Table 2: 4Q26 & FY26 Revenues by Segment

(In millions of U.S. dollars)	4Q25	4Q26	%CHANGE	FY25	FY26	%CHANGE
Revenue by Segment
Crop Protection	29.8	27.7	-7%	147.1	123.7	-16%
Seed and Integrated Products	8.4	4.8	-43%	63.9	37.7	-41%
Crop Nutrition	17.3	23.5	36%	78.5	77	-2%
Total Revenue	55.4	55.9	1%	289.4	238.3	-18%

Revenues were $55.9 million in 4Q26, broadly unchanged from the prior-year quarter, as strong growth in Crop Nutrition offset lower Crop Protection revenues and the continued reduction in Seeds activities. Crop Nutrition revenues increased 36%, led by strong growth in microbeaded fertilizers in Argentina. Within Seed and Integrated Products, lower seed and HB4-related sales were partially offset by growth in seed treatment packs. Crop Protection revenues declined 7%, reflecting lower adjuvant sales, particularly in Brazil, as well as lower sales of third-party and other Crop Protection products in Argentina.

For FY26, revenues declined 18% to $238.3 million. Approximately half of the decline reflected the continued reduction in Seeds and HB4-related activities, consistent with the business model transition implemented during the year. Most of the remaining decline was concentrated in Crop Protection, reflecting lower adjuvant sales in Argentina and Brazil, as well as lower sales of third-party and other Crop Protection products in Argentina. Crop Nutrition revenues remained broadly stable for the year, as growth in microbeaded fertilizers, led by Argentina, largely offset lower inoculant revenues.

4	BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2026

Bioceres Crop Solutions

Gross Profit & Margin
Table 3: 4Q26 & FY26 Gross Profit by Segment

(In millions of U.S. dollars)	4Q25	4Q26	%CHANGE	FY25	FY26	%CHANGE
Gross Profit by Segment
Crop Protection	7.8	5.4	-31%	49.9	41.7	-16%
Seed and Integrated Products	0.6	0.1	-75%	19.1	17.4	-9%
Crop Nutrition	5.3	7.2	37%	36.0	23.7	-34%
Total Gross Profit	13.6	12.7	-6%	105.0	82.9	-21%
Gross Margin	24.6%	22.8%	-178 bpts	36.3%	34.8%	-151 bpts

Gross profit was $12.7 million in 4Q26, compared to $13.6 million in the prior-year quarter, with gross margin declining to 22.8% from 24.6%. Reported profitability was affected by a non-recurring obsolescence adjustment recorded during the quarter, which offset improved performance across several core product categories including adjuvants, fertilizers and seed treatment packs.

Crop Nutrition gross profit increased 37%, led by strong performance in microbeaded fertilizers in Argentina, where higher revenues were accompanied by improved margins. Crop Protection gross profit declined 31%, substantially more than the decline in revenues, primarily reflecting lower profitability in third-party and other Crop Protection products. Within this segment, adjuvants improved their gross profit and margin year-over-year. In Seed and Integrated Products, the continued reduction in seed and HB4-related activities weighed on reported gross profit, while seed treatment packs delivered higher gross profit year over year.

For FY26, gross profit declined 21% to $82.9 million, compared to an 18% decline in revenues, with gross margin decreasing to 34.8% from 36.3% in FY25. Lower Crop Protection gross profit broadly reflected the decline in revenues, while the largest reduction was in Crop Nutrition, where lower inoculant profitability, including a lower contribution from the Syngenta agreement, was partially offset by improved contribution from microbeaded fertilizers. Reported gross profit was also affected by a non-recurring obsolescence adjustment across several product categories. In Seed and Integrated Products, gross profit declined only modestly despite the significant reduction in revenues, reflecting the continued shift away from lower-margin seed and HB4-related activities and a higher contribution from seed treatment packs.

Operating Expenses

Selling, General and Administrative Expenses declined 19% to $20.7 million in 4Q26, compared to $25.6 million in the prior-year quarter, reflecting the cost reduction initiatives implemented throughout the year to align the Company’s expense base with the scope of its continuing operations. Variable expenses declined 41% and also decreased as a percentage of revenues, while fixed expenses declined 14%, reflecting reductions in the underlying cost base in addition to lower activity-related expenses. These actions helped improve adjusted EBITDA by $10.1 million, from negative $9.6 million to $0.6 million during the quarter. For FY26, SG&A expenses declined 24% to $71.2 million, outpacing the 18% reduction in revenues. Variable expenses declined 38% and fixed expenses declined 19%, with both decreasing as a percentage of revenues, reflecting the cumulative impact of the cost actions implemented during the year.

5	BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2026

Bioceres Crop Solutions

D&A and share-based incentives expenses included in SG&A totaled $1.9 million in 4Q26, unchanged from the prior year and $5.3 million in FY26 compared to $9.0 million in FY25.

Research and Development expenses increased 9% to $3.2 million in 4Q26, compared to $2.9 million in the prior-year quarter. For FY26, R&D expenses increased 27% to $11.1 million, primarily reflecting higher professional and outsourced services and materials, partially offset by lower personnel expenses.

D&A expenses included in R&D were $1.7 million in 4Q26, compared to $2.2 million in 4Q25. For FY26, D&A expenses and share-based incentives included in R&D were $5.5 million, compared to $5.0 million in FY25.

GAAP Net Income & Adjusted EBITDA

Net loss from continuing operations was $31.8 million in 4Q26, compared to $54.4 million in the prior-year quarter. The improvement reflected lower financial expenses and a lower operating expense base, as the cost reduction initiatives implemented during the year more than offset the modest decline in gross profit.

For FY26, net loss from continuing operations was $54.4 million, compared to $49.1 million in FY25. The year-over-year change primarily reflected lower operating profit, partially offset by lower financial expenses.

Adjusted EBITDA improved by $10.1 million year over year, reaching $0.6 million in 4Q26, compared to a loss of $9.6 million in 4Q25. The improvement primarily reflected the cumulative impact of the cost reduction initiatives implemented throughout the year, which materially lowered the operating expense base and more than offset the decline in reported gross profit.

For FY26, Adjusted EBITDA was $25.5 million, compared to $28.9 million in FY25. The year-over-year decline was less pronounced than the 18% reduction in revenues, as the impact of lower gross profit was substantially mitigated by the reduction in operating expenses resulting from the cost actions implemented across the continuing business.

Financial Income and Loss

Table 4: 4Q26 & FY26 Net Financial Result

(In millions of U.S. dollars)	4Q25	4Q26	%CHANGE	FY25	FY26	%CHANGE
Interest expenses	(5.8)	(12.3)	(113%)	(21.9)	(33.5)	(53%)
Financial commissions	(1.0)	(1.7)	(68%)	(3.2)	(4.5)	(42%)
Changes in fair value, FX and other financial results	(23.8)	(6.3)	73%	(28.0)	(12.9)	54%
Total Financial Result	(30.6)	(20.3)	33%	(53.1)	(50.9)	4%

Total financial results were negative $20.3 million in 4Q26, compared to negative $30.6 million in the prior-year quarter. The year-over-year improvement was primarily attributable to financial results associated with the Secured Notes, which improved by $10.2 million compared to 4Q25 when financial results reflected the impact of the amendment to the Notes. The remaining improvement reflected a lower negative impact from changes in fair value, foreign exchange differences and other financial results, partially offset by higher financial commissions.

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Bioceres Crop Solutions

For FY26, total financial results were negative $50.9 million, compared to negative $53.1 million in FY25. Financial expenses associated with the Secured Notes improved by $2.2 million year over year, while lower negative fair value, foreign exchange and other financial results were partially offset by higher net interest expenses and financial commissions.

Table 5: Capitalization and Debt

(In millions of U.S. dollars)	As of June 30
	2025	2026
Total Debt
Secured Notes	102.3	118.6
Short- Term Borrowings	119.7	47.3
Long-Term Borrowings	38.2	60.0
Cash and Cash Equivalents	(32.7)	(11.2)
Other short-term investments	(2.0)	(1.0)
Debt net of cash, cash equivalents and other short-term investments	225.5	213.6

Total Financial Debt stood at $225.9 million on June 30, 2026, broadly stable compared to the preceding quarter. Cash, Cash Equivalents and Other Short-term Investments totaled $12.2 million, resulting in net financial debt of $213.6 million, compared to $225.5 million at June 30, 2025 and $212.9 million at March 31, 2026.

As previously discussed, following the acceleration notices associated with the noteholders dispute, substantially all of the related notes — $118.6 million — remain classified as short-term debt. The outstanding balance, which remains subject to dispute, does not reflect any reduction associated with the $15 million consideration in the PFG foreclosure. For accounting purposes, the January 2026 foreclosure auction involving the Pro Farm Group resulted in the derecognition of the PFG business and the recognition of a significant non-cash accounting loss during FY26. The Company continues to dispute the acceleration of the notes and the foreclosure process, which remain subject to ongoing legal proceedings. During FY26, the Company also pursued liability management initiatives across the rest of the organization, including the reprofiling of bank debt obligations at Rizobacter and a voluntary maturity extension process for local bond obligations in Argentina.

7	BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2026

Bioceres Crop Solutions

Fiscal Fourth Quarter and Fiscal Year 2026 Earnings Conference Call

Management will host a conference call and question-and-answer session, which will be accompanied by a presentation available during the webcast or accessed via the investor relations section of the company’s website.

To access the call, please use the following information:

Date: Tuesday, September 15, 2026	Please dial in 5-10 minutes prior to the start time to register and join. The conference call will be broadcast live and available via the investor relations section of the company’s website here.
Time: 8:30 a.m. EDT, 5:30 a.m. PDT
US Toll Free dial-in number: 1-833-461-5787
International dial-in numbers: Click here
Meeting ID: 858 577 061
Webcast: Click here

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions. For more information, visit here.

Contact Bioceres Crop Solutions	Paula Savanti Head of Investor Relations investorrelations@biocerescrops.com

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial data, and any such forward-looking statements involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, statements regarding the Company’s expected operating performance and cash generation, cost and working-capital initiatives, ability to address its capital structure and liquidity needs, refinancing and liability-management activities, the outcome of pending litigation and disputes, and the future performance of its continuing businesses. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the company’s ability to achieve its strategic goals, including the uncertainties relating to the other factors that are described in the sections entitled “Risk Factors” in the company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

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Bioceres Crop Solutions

Use of non-IFRS financial information

The company supplements the use of IFRS financial measures with non-IFRS financial measures. The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS.

These non-IFRS financial measures should only be used to evaluate the company’s results of operations in conjunction with the most comparable IFRS financial measures. In addition, other companies may report similarly titled measures, but calculate them differently, which reduces their usefulness as a comparative measure. Management utilizes these non-IFRS metrics as performance measures in evaluating and making operational decisions regarding our business.

Adjusted EBITDA

The company defines adjusted EBITDA as net income/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, and one-time transactional expenses.

Management believes that adjusted EBITDA provides useful supplemental information to investors about the company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that adjusted EBITDA is helpful to investors because it provides additional information about trends in the company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

• Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments.

• Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income.

• Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes.

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Bioceres Crop Solutions

• Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements.

• Although share-based compensation is a non-cash charge, adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

• Other companies may calculate adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

The company compensates for the inherent limitations associated with using adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

Table 6:

4Q26 & FY26 Adjusted EBITDA Reconciliation from Profit/(Loss) for the period

(In millions of U.S. dollars)	4Q25	4Q26	FY25	FY26
Profit/(loss) for the period	(54.4)	(31.8)	(49.1)	(54.4)
Income tax	6.5	1.8	2.6	3.4
Financial results	30.6	20.3	53.1	50.9
Depreciations & amortizations	4.8	5.4	15.2	15.8
Stock-based compensation charges	0.6	0.1	3.7	0.2
Transaction expenses	2.5	4.6	3.4	9.7
Adjusted EBITDA[1]	(9.6)	0.6	28.9	25.5

10	BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2026

Bioceres Crop Solutions

Unaudited Consolidated Statement of Comprehensive Income
(Figures in million of U.S. dollars)

	Fiscal Year ended 06/30/2026	Fiscal Year ended 06/30/2025	Three-month period ended 06/30/2026	Three-month period ended 06/30/2025
Revenues from contracts with customers	237.8	287.7	57.0	55.2
Initial recognition and changes in the fair value of biological assets at the point of harvest	0.4	1.8	(1.0)	0.2
Cost of sales	(155.4)	(184.4)	(43.2)	(41.8)
Gross profit	82.9	105.0	12.7	13.6
% Gross profit	35%	36%	23%	25%
Operating expenses	(82.3)	(103.2)	(23.9)	(28.5)
Share of profit of JV	0.2	(1.1)	(0.4)	0.0
Change in net realizable value of agricultural products	(0.3)	(1.5)	(0.0)	(1.1)
Other income or expenses, net	(0.7)	7.4	2.0	(1.4)
Operating (loss) / profit	(0.2)	6.6	(9.6)	(17.4)
Financial result	(50.9)	(53.1)	(20.3)	(30.6)
Loss before income tax	(51.0)	(46.5)	(30.0)	(47.9)
Income tax	(3.4)	(2.6)	(1.8)	(6.5)
Net loss	(54.4)	(49.1)	(31.8)	(54.4)
(Loss)/Income from discontinued operations	(179.4)	(9.7)	1.3	2.7
Other comprehensive income / (loss)	2.5	(0.7)	2.8	(0.0)
Total comprehensive income/(loss)	(231.4)	(59.6)	(27.7)	(51.7)

Net loss from continuing operations attributable to
Equity holders of the parent	(46.9)	(46.2)	(24.5)	(50.5)
Non-controlling interests	(3.5)	(3.6)	(3.0)	(3.9)
	(50.4)	(49.9)	(27.5)	(54.4)
Weighted average number of shares
Basic	63.6	63.2	63.6	63.2
Diluted	63.6	63.2	63.6	63.2

11	BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2026

Bioceres Crop Solutions

Unaudited Consolidated Statement of Financial Position
(Figures in million of U.S. dollars)

ASSETS	30/06/2026	30/06/2025
CURRENT ASSETS
Cash and cash equivalents	11.2	32.7
Other financial assets	1.0	2.0
Trade receivables	98.2	165.9
Other receivables	12.1	15.9
Recoverable income tax	1.4	1.9
Inventories	46.1	87.6
Biological assets	0.6	2.4
Assets subject to foreclosure	44.4	-
Total current assets	215.2	308.3
NON-CURRENT ASSETS
Other financial assets	0.0	0.0
Trade receivables	0.7	2.5
Other receivables	24.5	23.7
Recoverable income tax	0.0	0.0
Deferred tax assets	0.3	4.9
Investments in joint ventures and associates	40.8	39.4
Investment properties	-	0.6
Property, plant and equipment	60.7	74.6
Intangible assets	82.2	181.2
Goodwill	36.1	112.2
Right of use asset	11.0	16.4
Total non-current assets	256.1	455.3
Total assets	471.3	763.6

LIABILITIES	30/06/2026	30/06/2025
CURRENT LIABILITIES
Trade and other payables	57.6	96.4
Borrowings	47.3	119.7
Employee benefits and social security	4.8	6.2
Deferred revenue and advances from customers	2.1	4.3
Income tax payable	4.9	0.5
Consideration for acquisition	0.0	1.8
Secured notes	118.6	102.3
Lease liabilities	2.1	6.9
Liabilities subject to foreclosure	29.4	-
Total current liabilities	267.0	338.0
NON-CURRENT LIABILITIES
Trade and other payables	42.0	48.5
Borrowings	60.0	38.2
Deferred revenue and advances from customers	1.4	1.4
Joint ventures and associates	1.1	1.0
Deferred tax liabilities	20.3	30.1
Provisions	6.2	1.3
Consideration for acquisition	0.4	0.4
Secured notes	-	-
Lease liabilities	8.8	9.5
Total non-current liabilities	140.2	130.4
Total liabilities	407.2	468.4

EQUITY
Equity attributable to owners of the parent	39.1	265.4
Non-controlling interest	25.0	29.8
Total equity	64.1	295.2
Total equity and liabilities	471.3	763.6

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